Free Writing Prospectus Filed pursuant to Rule 433

Registration Statement No. 333-178087

September 5, 2012

Free Writing Prospectus

SLM Corporation

Medium Term Notes, Series A

$300,000,000

3.875% Senior Notes, Due September 2015

Final Term Sheet

Issuer	SLM Corporation

Note Type	Medium Term Notes, Series A, US MTN Program

Ratings*	Ba1, BBB-, BBB-

CUSIP	78442FEP9

USD Amount	$300,000,000

Yield to Maturity	3.875%

Coupon	3.875%

Issue Price	100%

Trade Date	September 5, 2012

Closing Date	September 12, 2012

Maturity Date	September 10, 2015

Call	Make-whole call + 50 bps

Repurchase Upon a Change of Control Triggering Event	Yes. See below.

Interest Payment Dates	Semi-annually, 10th of each March and September during the term of the notes.

First Interest Payment Date	March 10, 2013

Benchmark Treasury	0.250% U.S. Treasury due August 15, 2015

Benchmark Treasury Price and Yield	99-26 1/4; 0.311%

Spread to Benchmark	T + 356.4 bps

Daycount Fraction	30/360

Business Day Convention	Following Business Day. Unadjusted.

Business Days	New York

Minimum Denominations	$2,000 minimum and integral multiples of $1,000 in excess thereof.

Indenture Trustee	The Bank of New York Mellon

*	A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

Joint Book-running Managers	Barclays Capital Inc. Merrill Lynch, Pierce, Fenner & Smith Incorporated RBC Capital Markets, LLC

Co-Managers	Credit Suisse Securities (USA) LLC Deutsche Bank Securities Inc. J.P. Morgan Securities LLC

Ratings may be changed, suspended or withdrawn at any time and are not a recommendation to buy, hold or sell any security.

Obligations of SLM Corporation and any subsidiary of SLM Corporation are not guaranteed by the full faith and credit of the United States of America. Neither SLM Corporation nor any subsidiary of SLM Corporation is a government-sponsored enterprise or an instrumentality of the United States of America.

SLM Corporation has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the Company and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling the Company toll free at 1-800-321-7179, Barclays Capital Inc. toll free at 1-888-603-5847, Merrill Lynch, Pierce, Fenner & Smith Incorporated toll free at 1-800-294-1322 (or you may e-mail a request to dg.prospectus_requests@baml.com) or RBC Capital Markets, LLC at 1-866-375-6829.

ADDITIONAL TERMS OF THE NOTES

Optional Redemption

The notes will be redeemable as a whole or in part, at the option of the Company at any time, at a redemption price equal to the greater of (i) 100% of the principal amount of such notes and (ii) the sum of the present values of the remaining scheduled payments of principal and interest thereon (exclusive of interest accrued to the date of redemption) discounted to the redemption date on a semiannual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus 50 basis points, plus in each case accrued interest thereon to the date of redemption.

“Treasury Rate” means, with respect to any redemption date, the rate per annum equal to the semiannual equivalent yield to maturity or interpolated (on a day count basis) of the Comparable Treasury Issue, assuming a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for such redemption date.

“Comparable Treasury Issue” means the United States Treasury security or securities selected by an Independent Investment Banker as having an actual or interpolated maturity comparable to the remaining term of the notes to be redeemed that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of a comparable maturity to the remaining term of such notes.

“Independent Investment Banker” means one of the Reference Treasury Dealers appointed by the Trustee after consultation with the Company.

“Comparable Treasury Price” means, with respect to any redemption date, (A) the average of the Reference Treasury Dealer Quotations for such redemption date, after excluding the highest and lowest such Reference Treasury Dealer Quotations, or (B) if the Trustee obtains fewer than four such Reference Treasury Dealer Quotations, the average of all such quotations.

“Reference Treasury Dealer” means each of Barclays Capital Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated and RBC Capital Markets, LLC plus two others or their affiliates which are primary U.S. Government securities dealers, and their respective successors; provided, however, that if any of the foregoing or their affiliates shall cease to be a primary U.S. Government securities dealer in The City of New York (a “Primary Treasury Dealer”), the Company shall substitute therefor another Primary Treasury Dealer.

“Reference Treasury Dealer Quotations” means, with respect to each Reference Treasury Dealer and any redemption date, the average, as determined by the Trustee, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to the Trustee by such Reference Treasury Dealer at 3:30 p.m. New York time on the third business day preceding such redemption date.

Notice of any redemption will be mailed at least 30 days but not more than 60 days before the redemption date to each holder of notes to be redeemed.

Unless the Company defaults in payment of the redemption price, on and after the redemption date interest will cease to accrue on the notes or portions thereof called for redemption.

Repurchase Upon a Change of Control

If a Change of Control Triggering Event occurs, unless we have exercised our right, if any, to redeem the notes in full, we will offer (the “Change of Control Offer”) to repurchase any and all of each noteholder’s notes (equal to $2,000 or an integral multiple of $1,000 above that amount) at a repurchase price in cash equal to 101% of the aggregate principal amount of the notes repurchased plus accrued and unpaid interest, if any, thereon, to the date of repurchase (the “Change of Control Payment”). Within 30 days following any Change of Control Triggering Event, we will be required to mail a notice to noteholders, with a copy to the trustee, describing the transaction or transactions that constitute the Change of Control Triggering Event and offering to repurchase the notes on the date specified in the notice, which date will be no less than 30 days and no more than 60 days from the date such notice is mailed (the “Change of Control Payment Date”), pursuant to the procedures described in such notice.

We must comply with the requirements of Rule 14e-1 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and any other securities laws and regulations thereunder to the extent those laws and regulations are applicable in connection with the repurchase of the notes as a result of a Change of Control Triggering Event. To the extent that the provisions of any securities laws or regulations conflict with the Change of Control repurchase provisions of the notes, we will be required to comply with the applicable securities laws and regulations and will not be deemed to have breached our obligations under the Change of Control repurchase provisions of the notes by virtue of such conflicts.

We will not be required to offer to repurchase the notes upon the occurrence of a Change of Control Triggering Event if a third party makes such an offer in the manner, at the times and otherwise in compliance with the requirements for an offer made by us and the third party repurchases on the applicable date all notes properly tendered and not withdrawn under its offer; provided that for all purposes of the notes and the indenture governing the notes, a failure by such third party to comply with the requirements of such offer and to complete such offer shall be treated as a failure by us to comply with our obligations to offer to purchase the notes unless we promptly make an offer to repurchase the notes at 101% of the principal amount thereof plus accrued and unpaid interest, if any, thereon, to the date of repurchase, which shall be no later than 30 days after the third party’s scheduled Change of Control Payment Date.

On the Change of Control Payment Date, we will be required, to the extent lawful, to:

•	accept or cause a third party to accept for payment all notes or portions of notes properly tendered pursuant to the Change of Control Offer;

•	deposit or cause a third party to deposit with the paying agent an amount equal to the Change of Control Payment in respect of all notes or portions of notes properly tendered; and

•	deliver or cause to be delivered to the trustee the notes properly accepted, together with an officer’s certificate stating the principal amount of notes or portions of notes being purchased.

The definition of Change of Control includes a phrase relating to the direct or indirect sale, lease, transfer, conveyance or other disposition of “all or substantially all” of the properties or assets of SLM Corporation and its subsidiaries taken as a whole. Although there is a limited body of case law interpreting the phrase “substantially all,” there is no precise, established definition of the phrase under applicable law. Accordingly, the applicability of the requirement that we offer to repurchase the notes as a result of a sale, lease, transfer, conveyance or other disposition of less than all of the assets of SLM Corporation and its subsidiaries taken as a whole to another Person (as defined in the indenture governing the notes) or group may be uncertain.

Additionally, we will not execute any supplemental indenture that would make any change in the terms and conditions of this issuance of notes described above that would adversely affect the rights of any holder of such notes without the written consent of the holders of a majority in principal amount of the outstanding notes described above.

For purposes of the foregoing discussion of the applicable Change of Control provisions, the following definitions are applicable:

“Below Investment Grade Rating Event” means the notes cease to have an Investment Grade Rating from at least two of the three Rating Agencies on any date during the period (the “Trigger Period”) commencing 60 days prior to the first public announcement by the Company of any Change of Control (or pending Change of Control) and ending 60 days following the consummation of such Change of Control; provided, however, that if (i) during such Trigger Period one or more Rating Agencies has publicly announced that it is considering the possible downgrade of the notes, and (ii) a downgrade by each of the Rating Agencies that has made such an announcement would result in a Below Investment Grade Rating Event, then such Trigger Period shall be extended for such time as the rating of the notes by any such Rating Agency remains under publicly announced consideration for possible downgrade to a rating below an Investment Grade Rating and a downgrade by such Rating Agency to a rating below an Investment Grade Rating could cause a Below Investment Grade Rating Event.

“Change of Control” means the occurrence of any of the following: (1) direct or indirect sale, transfer, conveyance or other disposition (other than by way of merger or consolidation), in one or a series of related transactions, of all or substantially all of the properties or assets of SLM Corporation and its subsidiaries taken as a whole to any “person” (as that term is used in Section 13(d)(3) of the Exchange Act) other than to SLM Corporation or one of its subsidiaries; (2) the consummation of any transaction (including, without limitation, any merger or consolidation) the result of which is that any “person” (as that term is used in Section 13(d)(3) of the Exchange Act) other than SLM Corporation or one of its subsidiaries becomes the beneficial owner, directly or indirectly, of more than 50% of the then-outstanding number of shares of SLM Corporation’s voting stock; (3) SLM Corporation consolidates with, or merges with or into, any “person” (as that term is used in Section 13(d)(3) of the Exchange Act), or any “person” (as that term is used in Section 13(d)(3) of the Exchange Act) consolidates with, or merges with or into, SLM Corporation, in any such event pursuant to a transaction in which any of the outstanding voting stock of SLM Corporation or such other “person” (as that term is used in Section 13(d)(3) of the Exchange Act) is converted into or exchanged for cash, securities or other property, other than any such transaction where the shares of the voting stock of SLM Corporation outstanding immediately prior to such transaction constitute, or are converted into or exchanged for, a majority of the voting stock of the surviving “person” (as that term is used in Section 13(d)(3) of the Exchange Act) immediately after giving effect to such transaction; (4) the first day on which a majority of the members of SLM Corporation’s Board of Directors are not Continuing Directors; or (5) the adoption of a plan relating to the liquidation or dissolution of SLM Corporation; provided, however, that a transaction will not be deemed to involve a Change of Control if (A) we become a wholly owned subsidiary of a holding company and (B) the holders of the voting stock of such holding company immediately following that transaction are substantially the same as the holders of SLM Corporation’s voting stock immediately prior to that transaction. For purposes of this definition, “voting stock” means capital stock of any class or kind the holders of which are ordinarily, in the absence of contingencies, entitled to vote for the election of directors (or persons performing similar functions) of SLM Corporation, even if the right to vote has been suspended by the happening of such a contingency.

“Change of Control Triggering Event” means the occurrence of both a Change of Control and a Below Investment Grade Rating Event.

“Continuing Directors” means, as of any date of determination, any member of the Board of Directors of SLM Corporation who (1) was a member of the Board of Directors of SLM Corporation on the date of the issuance of the notes; or (2) was nominated for election or elected to the Board of Directors of SLM Corporation with the approval of a majority of the Continuing Directors who were members of such Board of Directors of SLM Corporation at the time of such nomination or election (either by specific vote or by approval of SLM Corporation’s proxy statement in which such member was named as a nominee for election as a director).

“Fitch” means Fitch, Inc., also known as Fitch Ratings.

“Investment Grade Rating” means a rating by Moody’s equal to or higher than Baa3 (or the equivalent under a successor rating category of Moody’s), a rating by S&P equal to or higher than BBB- (or the equivalent under any successor rating category of S&P), a rating by Fitch equal to or higher than BBB- (or the equivalent under any successor rating category of Fitch), and the equivalent investment grade credit rating from any replacement rating agency or rating agencies selected by us under the circumstances permitting us to select a replacement agency and in the manner for selecting a replacement agency, in each case as set forth in the definition of “Rating Agencies”.

“Moody’s” means Moody’s Investors Service, Inc.

“Rating Agencies” means (1) Moody’s, S&P and Fitch; and (2) if any or all of Moody’s, S&P or Fitch ceases to rate the notes or fails to make a rating of the notes publicly available for reasons outside of our control, a “nationally recognized statistical rating organization” within the meaning of Rule 15c3-1(c)(2)(vi)(F) under the Exchange Act, that we select (pursuant to a resolution of the SLM Corporation Board of Directors) as a replacement agency for any of Moody’s, S&P or Fitch, or all of them, as the case may be.

“S&P” means Standard & Poor’s Ratings Services, a Standard & Poor’s Financial Services LLC business.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER E-MAIL SYSTEM.

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